Brainstorm Cell Therapeutics, Inc.

1325 Avenue of Americas, 28th Floor

New York, New York 10019

(201) 488-0460

September 26, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brainstorm Cell Therapeutics, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-282172) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on Friday, September 27, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

If you have any questions regarding this request, please contact our outside counsel, Faith L. Charles of Thompson Hine LLP, by telephone at (212) 908-3905 or via email at Faith.Charles@ThompsonHine.com. Please also call Faith L. Charles as soon as the Company’s Registration Statement has been declared effective. Thank you for your attention to this matter.

Sincerely,

BRAINSTORM CELL THERAPEUTICS, INC.

By:	/s/ Chaim Lebovits
Name:	Chaim Lebovits
Title:	Chief Executive Officer

cc: Faith L. Charles, Thompson Hine LLP